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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 7, 2002

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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BRTP3: R$14.10/1,000 shares
BRTP4: R$18.70/1,000 shares
BRP: US$25.79/ADR
MARKET CAPITALIZATION: R$5,978 MILLION
Closing Price: November 6, 2002

Brasil Telecom
Participações S.A.

Consolidated Earnings
Release

Third Quarter of 2002
Non-audited

Brasília, November 7th, 2002.

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Brasil Telecom Participações S.A.

Brasil Telecom Participações S.A. announces 3Q02 consolidated results	Brasilia, November 7, 2002 – Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP– announces its consolidated results for the third quarter 2002 (3Q02). The result was elaborated in accordance with CVM Instruction no 247/96 and consolidate the performance of Brasil Telecom S.A.

HIGHLIGHTS OF THE RESULTS

Plant – At the end of 3Q02, Brasil Telecom’s installed plant r eached 10,544 thousand lines, stable in relation to the plant observed at the end of 2Q02. Lines in service (LIS) reached 9,228 thousand lines at the end of 3Q02, 3.2% above the plant of 2Q02, contributing to the growth of utilization rate in the quarter, that reached 87.5% at the end of September, 2.4 p.p. above the levels registered in 2Q02.

ADSL lines – At the end of 3Q02, Brasil Telecom reached 118,3 thousand ADSL lines sold, representing an increase of 92,5 thousand in relation to the 3Q01 plant. Considering the ADSL lines in service, the Company reached 108,4 thousand, representing the highest ratio ADSL in service/sold since the beginning of the year: 91,6%.

Net revenue in 3Q02 reached R$1,820.9 million, a growth of 4.8% in relation to the revenue registered in 2Q02. In relation to the net revenue of the 3Q01, the increase was 15.4%. Net revenue/Avg. LIS/month grew 2.6% in 3Q02, reaching R$66.8.

Data communication revenue in 3Q02 reached R$142.3 million, 21.4% above 2Q02, representing 5.6% of total gross revenue. In relation to the 3Q01, data communication revenue grew 66.1%.

Losses with accounts receivable reached R$68.8 million in 3Q02, representing 2.7% of gross revenue, stable in relation to the presented in 2Q02, and can be attributed to the actions implemented by Brasil Telecom to recover losses and reduce bad debt.

EBITDA – In 3Q02, EBITDA was R$859.4 million, 4.5% above the R$822.6 million posted in 2Q02, a growth mainly fueled by the increase of revenue and cost control. EBITDA margin reached 47.2% and EBITDA/Avg. LIS/month reached R$31.5, representing an increase of 2.3% in relation to 2Q02.

The consolidated net debt was R$2,769.6 million in 3Q02, representing a financial leverage of 44.7%. Dollar denominated debt totaled R$278.0 million at the end of 3Q02. Brasil Telecom had hedge mechanism for 56.0% of that debt, being all the debt due until December 2003 hedged against foreign exchange variations. By the end of September, debt average cost was 15.18% p.a. and payment average term was approximately 55 months.

Productivity of 1,596 LIS/employee at the end of 3Q02, against 1,459 (+9.4%) in 2Q02. The increase in the productivity ratio was due to the increase of the plant in service combined with the net reduction of 348 employees in the quarter.

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CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

GROSS REVENUES	2,180.1	2,412.2	2,540.9	5.3%	16.6%
Local Service	1,018.5	976.8	1,064.7	9.0%	4.5%
Public Telephony	12.2	88.8	86.6	-2.5%	607.5%
Long Distance Service	296.8	354.7	365.4	3.0%	23.1%
Fixed-Mobile Calls	454.6	544.4	563.0	3.4%	23.9%
Interconnection	208.1	195.8	181.5	-7.3%	-12.8%
Lease of Means	46.3	57.1	51.4	-10.0%	10.9%
Data Communication	85.7	117.2	142.3	21.4%	66.1%
Supplementary and Value Added Services	47.0	70.7	73.7	4.2%	56.9%
Other	10.9	6.6	12.3	87.4%	12.4%

Deductions	(602.8)	(674.3)	(720.0)	6.8%	19.4%
NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

COSTS & OPERATING EXPENSES	(831.0)	(915.3)	(961.6)	5.1%	15.7%
Personnel	(118.3)	(109.9)	(97.0)	-11.7%	-18.0%
Materials	(25.8)	(24.6)	(19.4)	-21.1%	-25.0%
Subcontracted Services	(178.6)	(279.0)	(289.1)	3.6%	61.9%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.5%
Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Lay-offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%
Other	(48.4)	(17.0)	(58.3)	242.4%	20.4%

EBITDA	746.3	822.6	859.4	4.5%	15.2%
Depreciation and Amortization	(471.7)	(490.6)	(509.0)	3.7%	7.9%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	274.6	332.0	350.5	5.6%	27.6%

Financial Result	(14.7)	(200.1)	(113.7)	-43.2%	675.5%
Financial Revenues	79.1	97.7	123.7	26.6%	56.3%
Financial Expenses	(93.8)	(167.7)	(198.0)	18.1%	111.1%
Interest on Shareholders' Equity	–	(130.1)	(39.3)	-69.8%	N.A.

OPERATING PROFIT AFTER FINANCIAL
RESULT	259.9	131.9	236.8	79.5%	-8.9%

Non-Operating Revenues (Expenses)	(34.9)	(55.3)	(33.4)	-39.7%	-4.5%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(3.9)	(24.3)	(2.4)	-90.3%	-40.0%

EARNINGS BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION	225.0	76.6	203.4	165.7%	-9.6%

Income Tax and Social Contribution	(81.3)	(43.3)	(77.9)	80.0%	-4.1%

EARNINGS BEFORE PROFIT SHARING	143.8	33.3	125.5	277.1%	-12.7%

Profit Sharing	(47.7)	(40.8)	(44.7)	9.7%	-6.3%

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	96.0	(7.5)	80.8	N.A.	-15.9%

Reversion of Interest on Shareholders' Equity	–	130.1	39.3	-69.8%	N.A.

NET EARNINGS	96.0	122.6	120.1	-2.0%	25.1%

Goodwill Amortization	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS BEFORE GOODWILL
AMORTIZATION	127.0	153.6	151.1	-1.6%	19.0%

Net Earnings (Losses)/1,000 shares - R$	0.2757	0.3480	0.3411	-2.0%	23.7%
Net Earnings (Losses)/ADR - US$	0.5162	0.6176	0.4560	-26.2%	11.7%

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OPERATING PERFORMANCE

PLANT

Table 2: Plant

	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

Lines Installed (Thousand)	9,864	10,505	10,544	0.4%	6.9%
Additional Lines Installed (Thousand)	26	63	39	-38.0%	52.0%

Lines in Service - LIS (Thousand)	8,368	8,940	9,228	3.2%	10.3%
Residential	6,046	6,529	6,695	2.5%	10.7%
Non-Residential	1,529	1,530	1,556	1.7%	1.7%
Public Telephones	273	291	290	-0.1%	6.5%
Pre-paid	–	59	145	145.9%	N.A.
Other (including PBX)	520	531	542	2.1%	4.2%
Additional LIS (Thousand)	157	85	288	238.6%	83.9%

Average LIS (Thousand)	8,290	8,897	9,084	2.1%	9.6%

LIS/100 Inhabitants	20.9	22.0	22.6	2.6%	8.2%
Public Telephones/1,000 Inhabitants	6.8	7.2	7.1	-0.7%	4.6%
Public Telephones/100 Lines Installed	2.76	2.77	2.75	-0.4%	-0.3%

Utilization Rate	84.8%	85.1%	87.5%	2.4 p.p.	2.7 p.p.

Digitization Rate	96.5%	98.7%	98.8%	0.1 p.p.	2.4 p.p.

Lines Installed	The addition of 39 thousand lines to the installed plant in 3Q02, against 63 thousand in the previous quarter, reflects Brasil Telecom’s strategy to meet the demand and comply with universalization and quality goals established in the concession contracts.

Graph 1: Plant Evolution

Lines in Service	The plant in service grew 3.2% in 3Q02, to 9.2 million lines, reflecting the net addition of 288 thousand lines.

During the quarter, 86 thousand pre-paid phones were added to the plant in service. The pre-paid lines have an important role in bad debt control and are only available in switching centers with idle capacity. Besides that, these terminals are not object of marketing campaigns.

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New cancellation policy	Beginning on July 2002, Brasil Telecom changed its line disconnection policy in switching centers with idle capacity, with the objective of increasing traffic and reducing expenses with lines disconnection and installation.

According to the previous policy, with the revocation of the contract, which is expected to occur from the 90º day of payment overdue on, pursuant to Anatel’s Resolution 85, the client had its line disconnected. After paying his debt, the client usually requested a new line.

With the new policy, the contract is cancelled, but Brasil Telecom does not disconnect the line. At this moment, the only obligation of the client with Brasil Telecom is the payment of his debt.

Besides the cost reduction, with the new policy Brasil Telecom returns the status of the non-disconnected line to partial block on the 105º day of payment overdue, with the objective of increasing incoming traffic.

Utilization rate	The stability of the installed plant, combined with the growth of the plant in service, resulted in the increase of 2.4 p.p. in the utilization rate.

ADSL	At the end of 3Q02, Brasil Telecom reached 118,3 thousand ADSL lines sold, an increase of 16.6% in relation to 2Q02.

Since it is part of the strategy of shielding clients’ base, Brasil Telecom increased the efforts in selling ADSL to high-income residential clients (classes A and B neighborhoods), attending SOHO (Small Office Home Office) segment.

Besides that, Brasil Telecom has been repositioning its product portfolio, promoting the substitution of access technologies with high costs (e.g. Frame Relay) for ADSL technology, in order to attend the corporate segment (SME – Small and Medium Enterprises e Corporate Market). This repositioning has the objective of increasing current product portfolio competitiveness, leading to a cost reduction and, consequently, to a margin increase.

At the end of September, the Turbo Empresas product (corporate ADSL) corresponded to approximately 4% of ADSL lines in service.

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Graph 2: ADSL Lines

New plans	On August 25, Brasil Telecom launched new ADSL plans for residential customers, offering higher connection speeds.The old plans were discontinued. Despite not being mandatory, the clients have been stimulated to migrate to the new plans, through telemarketing campaigns.

Regarding the corporate market (SOHO andSME), the Internet Turbo Empresas product had its prices repositioned on May 2002, leading to a growth of 252% of the clients of this service between May and September.

Table 3: ADSL Residential Plans

Old Plans			New Plans

Name	Speed	Montlhy Fee[1]	Name	Speed	Montlhy Fee[1]

Rápido	Up to 256 Kbps	R$ 59.00	Turbo 300	Up to 300 Kbps	R$ 69.90
Super Rápido	Up to 512 Kbps	R$ 175.00	Turbo 600	Up to 600 Kbps	R$ 99.00
			Mega Turbo	Up to 1.0 Mbps	R$ 179.00

[1]Prices refer to AC, RO, MS, SC, RS and DF branches.

Table 4: ADSL Corporate Plans

Name	Speed	Montlhy Fee[1]

Rápido	Up to 256 Kbps	R$ 99.00
Super Rápido	Up to 768 Kbps	R$ 209.00
Profissional	Up to 1.5 Mbps	R$ 490.00

[1]Prices refer to AC, MS, SC, RS and DF branches.

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QUALITY TARGETS

Graph 3: Quality Goals Achieved

Quality Goals	In 3Q02, Brasil Telecom complied with all quality targets established in the concession contracts, reflecting the company focus in the quality of services rendered to its customers.

TRAFFIC

Table 5: Traffic

	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

Exceeding Local Pulses (Million)[1]	3,469	3,312	3,298	-0.4%	-4.9%

Domestic Long Distance Minutes (Million)	1,435	1,924	1,922	-0.1%	33.9%

Fixed-Mobile Minutes (Million)	986	1,086	1,111	2.3%	12.7%
VC-1	903	979	1,001	2.2%	10.8%
VC-2	73	95	99	4.0%	35.3%
VC-3	10	12	12	-1.1%	26.9%

Exceeding Pulses/Avg. LIS/Month	139.5	124.1	121.0	-2.5%	-13.3%
DLD Minutes/Avg. LIS/Month	57.7	72.1	70.5	-2.2%	22.2%
Fixed-Mobile Minutes/Avg. LIS/Month	39.6	40.7	40.8	0.2%	2.9%

[1]2Q02 exceeding local pulses were reclassified.

Exceeding Local Pulses	Exceeding local pulses in 3Q02 were stable in relation to 2Q02. This stability, compared to the 2,1% growth of the average lines in service, is explained by the profile of new subscribers, since the majority of them use only the monthly franchise of 100 pulses.

Another factor with impact in exceeding pulses is the sale of ADSL, because it reduces the number of dialed accesses to Internet connection. The counterpart of this loss of traffic is reflected in data communication revenue, which grew 21.4% in 3Q02.

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Domestic Long- Distance Traffic	DLD traffic remained stable in 3Q02 in relation to 2Q02, reaching 1.9 billion minutes.

DLD traffic/Avg. LIS/Month traffic dropped from 72.1 minutes in 2Q02 to 70.5 in 3Q02, reflecting the higher Brasil Telecom’s higher penetration in lower-income classes.

Graph 4: DLD Market Share

DLD Market Share	Brasil Telecom’s market share in the DLD intra-region segment grew 0.6 p.p., reflecting the higher number of corporate advertising campaigns, with the objective of reinforcing Brasil Telecom’s “14” DLD code.

Fixed-MobileTraffic	Fixed-mobile traffic increased 2.3% in 3Q02, in relation to 2Q02, reflecting the 2.1% growth in the average plant in service.

Differently from what occurs in exceeding pulses and DLD calls, the penetration in lower income classes results in an increase of fixed-mobile traffic, once the pre-paid mobile plant is higher in these classes.

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FINANCIAL PERFORMANCE

REVENUE

Table 6: Consolidated Gross Operating Revenues

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

GROSS REVENUES	2,180.1	2,412.2	2,540.9	5.3%	16.6%

Local Service	1,018.5	976.8	1,064.7	9.0%	4.5%
Installation	17.9	8.6	7.1	-17.6%	-60.2%
Basic Subscription	628.0	616.6	682.7	10.7%	8.7%
Measured Service	339.7	321.1	345.6	7.6%	1.8%
Lease of Lines	2.2	1.5	1.0	-32.6%	-54.6%
Other	30.7	28.9	28.3	-2.4%	-7.9%

Public Telephony	12.2	88.8	86.6	-2.5%	607.5%

Long Distance Service	296.8	354.7	365.4	3.0%	23.1%
Intra-Sector	220.7	270.2	272.6	0.9%	23.5%
Intra-Region	75.9	84.3	92.6	9.8%	21.9%
Borderline	0.2	0.2	0.2	27.6%	20.1%

Fixed-Mobile Calls	454.6	544.4	563.0	3.4%	23.9%
VC1	387.0	450.0	464.0	3.1%	19.9%
VC2	59.3	82.9	87.2	5.2%	47.2%
VC3	8.3	11.5	11.8	2.4%	42.5%

Interconnection	208.1	195.8	181.5	-7.3%	-12.8%
Fixed-Fixed	164.5	152.5	139.1	-8.8%	-15.4%
Mobile-Fixed	43.6	43.3	42.4	-1.9%	-2.7%

Lease of Means	46.3	57.1	51.4	-10.0%	10.9%

Data Communication	85.7	117.2	142.3	21.4%	66.1%

Supplementary and Value Added Services	47.0	70.7	73.7	4.2%	56.9%

Other	10.9	6.6	12.3	87.4%	12.4%

Deductions	(602.8)	(674.3)	(720.0)	6.8%	19.4%
NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

Graph 5: Gross Revenue Breakdown

2Q02	3Q02
R$2,412 million	R$2,541 million

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Local Service	Local service revenue grew 9.0% in 3Q02, due to the average tariff readjustment of 8.3% in the local service basket and to the growth of the average plant in service.

Installation revenue totaled R$7.1 million in 3Q02, resulting from the lower number of installation billed in the quarter. During 3Q02, 541 thousand lines were activated. In relation to this revenue, we must exclude 130 thousand address changes and 167 thousand alternative plans, free of installation fee. Therefore, 243 thousand installations generated revenue in 3Q02, compared to 253 thousand in 2Q02. Inaddition to the lower number of installations billed, installation average fee was reduced by 8.8%.

Basic subscription revenue reached R$682.7 million in the quarter, an increase of 10.7% in relation to R$616.6 millions in 2Q02. This variation is due to the increase of 1.1% in the average lines in service (excluding promotional plans that are free of or offer a discount in basic subscription), combined with an average readjustment of 14% in the residential basic subscription fee.

Measured services revenue reached R$345.6 million in 3Q02, a growth of 7.6% in relation to the registered in 2Q02, reflecting the increase of 7.95% in the local pulse tariff.

Other local service revenues were derived from address changes - R$9.7 million, local collect calls – R$15.9million and rural telephony – R$2.7 million, which dropped 4.0%, 0.6% and 3.6% in 3Q02, respectively.

Public Telephony	Public telephony revenue reached R$86.6 million in 3Q02, a drop of 2.5% in relation to the registered in the previous quarter. This drop reflects the reduction of 10.4% in sold credits during the quarter, which reached 1.4 billion combined with a readjustment of 8.4% in the credit tariff.

The drop in sold credits is explained by the card inventories that retailers accumulated in June, advancing the tariffs readjustment.

Domestic Long Distance	The 3.0% increase in domestic long distance revenue in 3Q02 reflects mainly the 9.8% growth in the intra-region revenue, which is explained by the combination of the 0.6 p.p. gain in the market share in this segment with the average tariff readjustment of 4.97% in the DLD basket.

Fixed-Mobile	Fixed-mobile call revenue grew 3.4% in 3Q02, reaching R$563.0 million, resulting from higher fixed-mobile traffic in the quarter (+2,3%).

Interconnection	Interconnection revenue registered a drop of 7.3% in the quarter, resulting from the 7.5% drop in billed interconnection traffic.This drop reflects network expansion of the other operators in the Region II.

Lease of Means	In 3Q02, lease of means revenue was R$51.4 million, against R$57.1 million in the previous quarter, reflecting the drop of 9.8% in the average number of leased circuits during the quarter.

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Datacommunication	Data communication revenue reached R$142.3 million in the quarter, an increase of 21.4% in relation to 2Q02. As percentage of gross revenue, data communication revenue reached 5.6% against 4.9% in the previous quarter.

The improved performance in the quarter was due to the growth of:

• 20.7% in the number of ADSL lines in service, totaling 108,4 thousand by the end of 3Q02;
• 23.0% in the number of Dialnet accesses billed;
• 18.5% in the number of Frame Relays in service; and
• 24.4% in the number of IP accesses sold.

Graph 6: Data Communication Revenue

Supplementary and Value-Added Services	Supplementary and value-added services revenue increased 4.2% in 3Q02 to R$73.7 million, reflecting, mainly, the growth of 2.4% in activated intelligent services.

Activated intelligent services, among which virtual voice mail, follow-me, call waiting and caller ID are pointed out, totaled 3.9 million by the end of 3Q02, an increase of 3.7% in relation to the end of June. Considering the number of lines in service that have at least one intelligent service activated, the penetration of this service was 26.7% by the end of September, against 26.3% by the end of June.

Gross Revenue Deductions	Gross revenue deductions reached R$720.0 million in 3Q02, an increase of 6.8% in relation to 2Q02.

As a percentage of gross revenue, excluding interconnection and lease of means (revenues that do not apply the ICMS tax), deductions represented 31.1% in the quarter, stable in relation to the previous quarter.

NOR/Avg LIS/month	The net operating revenue/Avg. LIS/month registered in 3Q02 was R$66.8, an increase of 2.6% in relation to 2Q02.

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COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	3Q01	2Q02	3Q02	Change in Quarter	Change in 12 Months

NET REVENUES	1,577.3	1,737.9	1,820.9	4.8%	15.4%

Costs	(960.9)	(1,108.8)	(1,136.5)	2.5%	18.3%
Personnel	(45.3)	(45.5)	(31.2)	-31.3%	-31.1%
Materials	(23.5)	(23.3)	(17.6)	-24.8%	-25.2%
Subcontracted Services	(382.2)	(512.2)	(526.7)	2.8%	37.8%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Other	(71.8)	(128.6)	(144.0)	12.0%	100.5%
Depreciation and Amortization	(460.0)	(470.7)	(486.4)	3.3%	5.8%
Other	(50.0)	(57.1)	(74.6)	30.6%	49.1%

GROSS PROFIT	616.4	629.1	684.5	8.8%	11.1%

Sales Expenses	(102.6)	(118.7)	(131.3)	10.7%	28.0%
Personnel	(35.1)	(27.5)	(28.8)	4.9%	-17.9%
Materials	(0.7)	(0.3)	(0.8)	190.4%	19.1%
Subcontracted Services	(65.1)	(85.7)	(101.1)	18.0%	55.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.5%
Other	(32.7)	(62.4)	(64.6)	3.5%	97.7%
Depreciation and Amortization	(1.0)	(0.9)	(1.0)	6.3%	-2.4%
Other	(0.6)	(4.3)	0.4	N.A.	N.A.

General and Administrative Expenses	(116.1)	(114.3)	(107.3)	-6.1%	-7.6%
Personnel	(31.6)	(31.2)	(30.5)	-2.3%	-3.6%
Materials	(1.1)	(0.6)	(0.8)	22.7%	-29.7%
Subcontracted Services	(77.4)	(77.0)	(69.1)	-10.3%	-10.8%
Depreciation and Amortization	(3.0)	(4.3)	(4.4)	4.5%	46.8%
Other	(2.9)	(1.2)	(2.6)	107.4%	-13.2%

Information Technology	(32.2)	(48.5)	(45.4)	-6.4%	41.1%
Personnel	(6.3)	(5.7)	(6.5)	13.1%	3.8%
Materials	(0.5)	(0.3)	(0.2)	-34.6%	-64.3%
Subcontracted Services	3.3	(11.0)	(11.5)	3.8%	N.A.
Depreciation and Amortization	(7.7)	(14.8)	(17.1)	15.8%	120.9%
Other	(21.0)	(16.7)	(10.2)	-39.0%	-51.4%

Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Doubtful Accounts	(69.8)	(65.8)	(68.8)	4.6%	-1.3%
Contingencies	(9.4)	(8.9)	(9.6)	7.8%	2.2%

Lay-Offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%

Other Operating Revenues (Expenses)	26.1	62.3	28.6	-54.1%	9.4%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	274.6	332.0	350.4	5.5%	27.6%

	3T01	2T02	3T02	Mude em Trimestre	Mude em 12 Meses

COSTS AND OPERATING EXPENSES	(1,302.7)	(1,405.9)	(1,470.6)	4.6%	12.9%
Personnel	(118.3)	(109.9)	(97.0)	-11.7%	-18.0%
Materials	(25.8)	(24.6)	(19.4)	-21.1%	-25.0%
Subcontracted Services	(178.6)	(279.0)	(289.1)	3.6%	61.9%
Interconnection	(310.3)	(383.6)	(382.7)	-0.3%	23.3%
Advertising and Marketing	(32.5)	(23.3)	(36.5)	56.8%	12.5%
Provisions and Losses	(79.2)	(74.8)	(78.4)	4.9%	-0.9%
Lay-Offs	(37.9)	(3.1)	(0.2)	-94.9%	-99.6%
Other	(48.447)	(17.0)	(58.3)	242.4%	20.4%
Depreciation and Amortization	(471.7)	(490.6)	(509.0)	3.7%	7.9%

R$ Million	3Q01	2Q02	3Q02	Mude em Trimestre	Mude em 12 Meses

COSTS AND OPERATING EXPENSES	(1,302.7)	(1,405.9)	(1,470.6)	4.6%	12.9%
(+) Depreciation and Amortization	471.7	490.6	509.0	3.7%	7.9%
(=) CASH COST	(831.0)	(915.3)	(961.6)	5.1%	15.7%

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Graph 7: Costs and Operating Expenses Breakdown (Excluding Depreciation)

2Q02	3Q02
R$915 million	R$962 million

Net reduction of 348 employees in the quarter	Brasil Telecom payroll comprised 5,781 employees at the end of September, against 6,129 at the end of June. The net reduction of 348 employees is a result of 490 dismissals and 142 admissions in the quarter.

Personnel	Personnel costs and expenses dropped 11.7% in 3Q02, reaching R$97.0 million. The 490 lay-offs during 3Q02 generated costs with unemployment compensation of R$4.9 million, accounted for as personnel expenses, and R$0.2 million, accounted for as lay-off expenses.

The reduction of 11.7% in personnel costs and expenses reflects the conjunction of two factors:
• Lower costs with unemployment compensation (R$4.9 million in 3Q02 against R$14.9 million in 2Q02); and
• Drop of 10.0% in the average number of employees, from 6,624 in 2Q02 to 5,955 in 3Q02.

Productivity	Brasil Telecom reached a productivity ratio of 1,596 LIS/employee in 3Q02, representing an increase of 9.4% in relation to the presented in 2Q02. This improved performance reflects the net reduction of 348 employees in the quarter, combined with the growth of 3.2% in the plant in service.

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Graph 8: LIS/Employee

Materials	Material costs and expenses reached R$19.4 million in 3Q02, representing a drop of 21.1% in relation to the costs and expenses registered in 2Q02. This drop is a result of the lower public phone cards sales, due to the fact that retailers increased their inventories before tariff readjustment.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, reached R$289.1 million in 3Q02, representing a growth of 3.6% in relation to 2Q02. However, its participation in net revenue dropped to 15.9% in the period, in relation to the 16.1% registered in 2Q02.

Interconnection	Interconnection costs totaled R$382.7 million in 3Q02, stable in relation to 2Q02. A drop of 7.8% occurred in the fixed-fixed interconnection costs, resulting from agreements with internet access providers and the partnership with iBEST. These agreements increase dialed internet access traffic that ends in the Brasil Telecom network, reducing traffic unbalance with the mirror-company.

Losses with Accounts Receivable/Gross Operating Revenue stable at 2.7%	Losses with accounts receivable reached R$68.8 million. As a percentage of gross revenue, losses with accounts receivable reached 2.7%, stable in relation to 2Q02. This stability may be due to several actions implemented by Brasil Telecom, among which we highlight:
• Average of 82 thousand tele-notices/day during 3Q02; and
• By the end of September, 145 thousand pre-paid phones were in service. Such telephones are offered to the customers with credit problems, are available only in switching centers with idle capacity and are not subject of advertising campaign.

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Graph 9: Losses with Accounts Receivable

Effective Losses	Effective losses in 3Q02 reached R$65.2 million in relation to the R$62.0 million in 2Q02. Therefore, effective losses accounted for 2.6% of gross revenue in 3Q02.

Deducting the provision for doubtful accounts of R$156.6 million, Brasil Telecom net accounts receivable totaled R$1,519.9 million at the end of September 2002.

Table 8: Gross Accounts Receivable

	Sep/01	Dec/01	Mar/02	Jun/02	Sep/02

Total (R$ Million)	1,308.4	1,374.5	1,478.2	1,538.3	1,676.5
Due	58.0%	56.5%	56.3%	57.7%	58.8%
Overdue (up to 30 days)	20.3%	20.9%	18.3%	18.1%	17.7%
Overdue (between 31-60 days)	6.8%	7.8%	9.1%	7.3%	5.6%
Overdue (between 61-90 days)	4.6%	4.7%	4.7%	4.4%	4.3%
Overdue (over 90 days)	10.2%	10.0%	11.6%	12.5%	13.5%

Other Costs and Operating Expenses	Other costs and operating expenses/revenues in 3Q02 were composed of R$86.9 million in expenses and R$28.6 million in revenues, resulting in net expenses of R$58.3 million.

The revenues were mainly comprised of:
	•	Fines related to the delay in the payment of bills totaling R$19.5 million.
	•	Revenues with billing and collection totaling R$3.5 million.

The expenses were mainly comprised of:
	•	Internet international connection amounting to R$26.7 million.
	•	Electric posts rental, totaling R$17.9 million.
	•	Rental of domain ranges in highways to backbone passage in the amount of R$17.6 million.
	•	Financial Lease in the amount of R$10.6 million.

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EBITDA

Table 9: EBITDA Margin – Gains and Losses

R$ Million	3Q01	Vertical	2Q02	Vertical	3Q02	Vertical	Var. Quarter	Var. 12 Months

GROSS REVENUES	2,180.1	138.2%	2,412.2	138.8%	2,540.9	139.5%	0.7 p.p.	1.3 p.p.
Local Service	1,018.5	64.6%	976.8	56.2%	1,064.7	58.5%	2.3 p.p.	-6.1 p.p.
Public Telephony	12.2	0.8%	88.8	5.1%	86.6	4.8%	-0.4 p.p.	4.0 p.p.
Long Distance Service	296.8	18.8%	354.7	20.4%	365.4	20.1%	-0.3 p.p.	1.2 p.p.
Fixed-Mobile Calls	454.6	28.8%	544.4	31.3%	563.0	30.9%	-0.4 p.p.	2.1 p.p.
Interconnection	208.1	13.2%	195.8	11.3%	181.5	10.0%	-1.3 p.p.	-3.2 p.p.
Lease of Means	46.3	2.9%	57.1	3.3%	51.4	2.8%	-0.5 p.p.	-0.1 p.p.
Data Communication	85.7	5.4%	117.2	6.7%	142.3	7.8%	1.1 p.p.	2.4 p.p.
Supplementary and Value Added Services	47.0	3.0%	70.7	4.1%	73.7	4.0%	0.0 p.p.	1.1 p.p.
Other	10.9	0.7%	6.6	0.4%	12.3	0.7%	0.3 p.p.	0.0 p.p.

Deductions	(602.8)	-38.2%	(674.3)	-38.8%	(720.0)	-39.5%	-0.7 p.p.	-1.3 p.p.
NET REVENUES	1,577.3	100.0%	1,737.9	100.0%	1,821.0	100.0%	–	–

COSTS & OPERATING EXPENSES	(831.0)	-52.7%	(915.3)	-52.7%	(961.6)	-52.8%	-0.1 p.p.	-0.1 p.p.
Personnel	(118.3)	-7.5%	(109.9)	-6.3%	(97.0)	-5.3%	1.0 p.p.	2.2 p.p.
Materials	(25.8)	-1.6%	(24.6)	-1.4%	(19.4)	-1.1%	0.3 p.p.	0.6 p.p.
Subcontracted Services	(178.6)	-11.3%	(279.0)	-16.1%	(289.1)	-15.9%	0.2 p.p.	-4.6 p.p.
Interconnection	(310.3)	-19.7%	(383.6)	-22.1%	(382.7)	-21.0%	1.1 p.p.	-1.3 p.p.
Advertising and Marketing	(32.5)	-2.1%	(23.3)	-1.3%	(36.5)	-2.0%	-0.7 p.p.	0.1 p.p.
Provisions and Losses	(79.2)	-5.0%	(74.8)	-4.3%	(78.4)	-4.3%	0.0 p.p.	0.7 p.p.
Lay-offs	(37.9)	-2.4%	(3.1)	-0.2%	(0.2)	0.0%	0.2 p.p.	2.4 p.p.
Other	(48.4)	-3.1%	(17.0)	-1.0%	(58.3)	-3.2%	-2.2 p.p.	-0.1 p.p.

EBITDA	746.3	47.3%	822.6	47.3%	859.4	47.2%	-0.1 p.p.	-0.1 p.p.

EBITDA in 3Q02 totaled R$859 million	Brasil Telecom EBITDA totaled R$859.4 million in 3Q02, surpassing by R$36.8 million the amount registered in 2Q02, representing a growth of 4.5%.

EBITDA Margin	EBITDA margin reached 47.2% in 3Q02, stable in relation to 2Q02. The main accounts that impacted EBITDA margin were:

• Growth of 9.0% of local service revenue, which was mainly fueled by the increase of the average plant in service, combined with the average tariff readjustment of 8.30% in the local basket;
• Growth of 21.4% of data communication revenue;
• Drop of 11.7% in personnel expenses, reflecting the reduction of unemployment compensation costs and 10.1% in the average number of employees;
• Growth of 56.8% in advertising and marketing, due to the increase of corporate advertising campaigns.

Adjusted EBITDA	EBITDA in 3Q02 was adjusted by: (i) provisions for contingencies – R$9.6 million, (ii) unemployment compensation costs – R$4.9 million and (iii) lay-off expenses – R$0.2 million, totaling R $874.1 million, 5.1% higher than the obtained in 2Q02.

Calculating the EBITDA margin from the adjusted EBITDA, Brasil Telecom reached an adjusted EBITDA margin of 48.0% in 3Q02, compared to the 47.9% obtained in the previous quarter.

EBITDA/Avg. LIS/month	In 3Q02, EBITDA/Avg. LIS/month achieved R$31.5, 2.3% and 5.0% above the R$30.8 and R$30.0 recorded in 2Q02 and 3Q01, respectively.

Compared to 3Q01, EBITDA/Avg. LIS/month in 3Q02 presented a quarterly compound growth of 1.2%, which means that EBITDA growth was higher than the compound growth of 2.3% in the average plant in service, reflecting the Brasil Telecom’s improved operational performance.

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FINANCIAL RESULT

Table 10: Consolidated Financial Result

R$ million	2Q02	3Q02	Change in

Financial Revenue	97.7	123.7	26.6%
Local Currency	51.1	51.0	-0.3%
Foreign Currency	46.6	72.7	56.1%
Financial Expense	(167.7)	(198.1)	18.1%
Local Currency	(117.9)	(148.8)	26.2%
Foreign Currency	(49.8)	(49.3)	-1.1%
Interest on Shareholders' Equity	(130.1)	(39.3)	-69.8%

Financial Result	(200.1)	(113.7)	-43.2%

Financial Revenue	Financial revenue in foreign currency increased 56.1% in 3Q02 to R$72.7 million, reflecting mainly the gain with swap contracts.

Financial Expense	The higher financial expense in foreign currency reflects the devaluation of the real in relation to the dollar in the quarter.

Interest on Shareholders’ Equity	The interest on shareholders’ equity of R$39.3 million accounted for as financial result income in 3Q02, refer to the Minority Interest of approximately 34.5% over the Interest on Shareholders’ Equity of R$114.6 million, credited by Brasil Telecom S.A. in the 3Q02.

On a meeting held on June 24th, 2002, Brasil Telecom Participações S.A.’s Board of Directors approved the credit of interest on shareholders’ equity relative to fiscal year 2002. The amount credited by the Company on October was R$15 million.

As of October 30th, 2002, Brasil Telecom credited a total of R$131.0 million in interest on shareholders’ equity, relative to fiscal year 2002 of which R$116 million were paid and the payment date of the R$15 million shall be established in the General Shareholders’ Meeting of 2003.

Table 11: Interest on Shareholders’ Equity Credited in 2002

Date of Deliberation	Date of Credit	Brazilian “Ex-Date”	Payment Date	Total Amount Credited (R$)	Gross Amount per 1,000 Shares (R$)	Net Amount per 1,000 Shares (R$)

6/24/2002	6/26/2002	6/26/2002	7/8/2002	116,000,000	0.329340527010	0.279939447959
6/24/2002	10/31/2002	11/12/2002	To be defined	15,000,000	0.042616708269	0.036224202028

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OTHER ITEMS

Amortization of Reconstituted Goodwill	In 3Q02, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow), accounted for as non-operating expenses.

NET EARNINGS

Net earnings dropped 2.1% in 3Q02 compared to 2Q02, totaling R$120.0 million (R$0.3408/1,000 shares). The lower earnings reflect the combination of 4.5% EBITDA growth, with the increase of 80.0% in Income and Social Contribution Taxes, due to the lower credit of Interest on Shareholder’s Equity. Comparing with the same period of 2001, net earnings grew 25.0%.

Net earnings/ADR reached US$0.2734, a drop of 26.2% compared to 2Q02, reflecting the real devaluation.

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BALANCE SHEET

Table 12: Consolidated Balance Sheet

R$ Million	Jun/02	Sep/02

CURRENT ASSETS	2,814.6	2,983.9

Cash and Equivalents	757.0	793.2
Accounts Receivables (Net)	1,385.4	1,519.9
Recoverable Taxes	455.5	471.7
Other Recoverable Amounts	168.4	134.8
Inventory	4.1	5.4
Other	44.2	58.8

LONG TERM ASSETS	1,409.7	1,422.4

Loans and Financing	124.3	169.7
Deferred and Recoverable Taxes	893.9	840.4
Other	391.6	412.4

PERMANENT ASSETS	10,766.9	10,553.3

Investment (Net)	110.7	110.9
Property, Plant and Equipment (Net)	10,114.6	9,870.1
Property, Plant and Equipment (Gross)	23,366.6	23,578.4
Accumulated Depreciation	(13,252.0)	(13,708.4)
Defferred Assets (Net)	541.6	572.4

TOTAL ASSETS	14,991.2	14,959.6

CURRENT LIABILITIES	2,317.5	2,125.3

Loans and Financing	500.7	512.4
Suppliers	914.9	784.0
Taxes and Contributions	318.2	341.9
Dividends Payable	227.5	130.0
Provisions	96.7	94.1
Salaries and Benefits	86.0	98.3
Consignment for Third Parties	98.3	85.2
Other	75.2	79.4

LONG TERM LIABILITIES	4,239.7	4,282.0

Loans and Financing	3,070.3	3,050.4
Taxes and Contributions	320.7	389.4
Provisions	783.7	790.1
Other	65.0	52.0

DEFERRED INCOME	10.1	9.6

MINORITY INTEREST	2,345.1	2,343.7

SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	6,078.8	6,199.0

Capital Stock	2,257.6	2,257.6
Capital Reserves	385.5	385.5
Profit Reserves	1,309.6	1,309.6
Retained Earnings	2,126.1	2,246.3

TOTAL LIABILITIES	14,991.2	14,959.6

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Table 13: Holding Balance Sheet

R$ Million	Jun/02	Sep/02

CURRENT ASSETS	444.1	471.9

Cash and Equivalents	216.4	183.9
Recoverable Taxes	129.1	150.4
Other Recoverable Amounts	2.8	3.3
Inventory	93.3	131.0
Other	2.4	3.3

LONG TERM ASSETS	1,874.8	1,851.8

Loans and Financing	1,613.6	1,633.2
Deferred and Recoverable Taxes	239.3	196.5
Other	21.9	22.1

PERMANENT ASSETS	4,596.3	4,589.7

Investment (Net)	4,586.9	4,580.4
Property, Plant and Equipment (Net)	6.4	5.8
Property, Plant and Equipment (Gross)	56.8	56.9
Accumulated Depreciation	(50.4)	(51.1)
Deferred Assets (Net)	3.0	3.5

TOTAL ASSETS	6,915.2	6,913.4

CURRENT LIABILITIES	203.2	45.6

Loans and Financing	24.2	10.0
Suppliers	1.3	0.4
Taxes and Contributions	3.4	5.6
Dividends Payable	155.0	26.5
Salaries and Benefits	1.1	0.3
Consignment for Third Parties	17.5	0.1
Other	0.7	2.6

LONG TERM LIABILITIES	616.6	653.2

Loans and Financing	583.4	589.2
Taxes and Contributions	31.9	62.7
Other	1.3	1.3

SHAREHOLDERS’ EQUITY & FUND FOR CAPITALIZATION	6,095.3	6,214.6

Capital Stock	2,257.6	2,257.6
Capital Reserves	385.5	385.5
Profit Reserves	1,309.6	1,309.6
Retained Earnings	2,142.6	2,261.9

TOTAL LIABILITIES	6,915.2	6,913.4

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INDEBTEDNESS

Table 14: Indebtedness

R$ Thousand	Currency	Cost	Maturity	% Total	Balance Sep/02

Short Term				14.4%	512,432
BNDES	R$	TJLP + 4% p.a.	Jul/2006		9,895
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		321,037
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		77,742
BNDES	R$	3.85% p.a. + 8.96% p.a.	Nov/2007		18,151
BRDE	R$	IGP-M+12.0% p.a.	Sep/2006		4,832
Public Debenture	R$	109% CDI	May/2004		39,399
Financial Institutions I	US$	15.50% p.a.	Jun/2002-Jun/2003		40,943
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Jun/2002-Mar/2006		16,783
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		14,532
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		14,773
Suppliers	R$	Lib6 + 11.0% p.a.	Nov/2002		102
Suppliers I	R$	19.56% p.a.	Oct/2002		864
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		460
Suppliers III	US$	1.75% p.a.	Feb/2014		347
Suppliers IV	US$	Lib3 + 2.95% p.a.	Jun/2006		132
Hedge Adjustmest					(47,563)
Long Term				85.6%	3,050,371
BNDES	R$	TJLP + 4% p.a.	Jul/2006		588,298
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		1,383,837
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		298,586
BNDES	R$	3.85% p.a. + 8.96% p.a.	Nov/2007		71,330
BRDE and Others	R$	IGP-M+12.0% p.a.	Sep/2006		18,330
Public Debenture	R$	109% CDI	May/2004		500,000
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Jun/2002-Mar/2006		41,730
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		34,778
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		106,627
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		2,991
Fornecedores III	US$	1.75% p.a.	Feb/2014		3,011
Suppliers IV	US$	Lib3 + 2.95% p.a.	Jun/2006		857
Total Debt				100.0%	3,562,803

Total Debt	At the end of September 2002, the consolidated total debt of Brasil Telecom was R$3.6 billion, stable in relation to end of the June.

Average cost of the debt	At the end of September 2002, the consolidated debt of Brasil Telecom had an average cost of 15.18% p.a. and an average term of, approximately, 55 months.

Net Debt	Net debt totaled R$2,769.6 million, practically stable in relation to June.

Debt with Long Term Profile	At the end of the third quarter of 2002, 85.6% of the total debt was allocated in the long term, presenting the following amortization schedule:

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Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2003	3.7
2004	37.4
2005	21.0
2006	22.2
2007 and after	15.7

Debt in Dollar	In September, the dollar denominated debt totaled R$278.0 million (R$230.4 million net of hedge). As a percentage of total debt, the dollar denominated debt represented 7.8% (6.5% net of hedge) against 5.9% (5.4% net of hedge) at the end of June, resulting from the Real devaluation of 32.7% in relation to the US dollars in 3Q02.

Brasil Telecom had hedge for 56.0% for the indebtedness in dollar. All debt with due term until December 2003 are hedged against exchange variations.

Financial Leverage	On September 30th, 2002 Brasil Telecom’s financial leverage, represented by the net debt /shareholders’ equity, was 44.7%.

INVESTMENTS

Table 16: Investment Breakdown

R$ Million	3Q01	2Q02	3Q02	Var. Quarter	Var. 12 Months

Network	494.5	224.9	162.1	-27.9%	-67.2%
Access Network	198.4	10.6	18.4	73.6%	-90.7%
Switching	62.5	66.0	44.7	-32.3%	-28.4%
Transmission	116.0	25.2	12.5	-50.4%	-89.2%
Data and Intelligent Network	44.7	56.4	50.8	-10.0%	13.6%
Infra-Structure	73.0	66.6	35.7	-46.4%	-51.1%
Public Telephony	(4.0)	2.0	1.7	-15.1%	-142.6%
Expansion Personnel	28.0	25.7	21.9	-14.9%	-21.8%
Information Technology	82.7	88.9	68.3	-23.2%	-17.4%
Other Investment in Permanent Assets	22.7	16.0	28.8	80.0%	26.9%

Total Investment in Permanent Assets	717.2	357.5	282.8	-20.9%	-60.6%

Expansion Financial Expenses	93.3	33.4	49.6	48.6%	-46.8%
Other	–	8.3	–	N/A	N/A

Total	810.5	399.2	332.4	-16.7%	-59.0%

Investments	Brasil Telecom invested R$332.4 billion in 3Q02, being 48.8% in the modernization and expansion of the plant. The drop of 27.9% of the investments in network and, consequently, in total investments, is in line with the accomplishment of the obligations established in the company’s concession contracts.

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CASH FLOW

Table 17: Consolidated Cash Flow

	R$ Million	1Q02	2Q02	3Q02

OPERATING ACTIVITIES
(+)	Net Income of the Period	71.1	122.7	159.4
(+)	Items with no Cash Effects	800.2	712.3	692.1
	Depreciation and Amortization	481.6	490.2	508.5
	Losses with Accounts Receivable from Services	59.6	58.5	59.0
	Provision for Doubtful Credits	5.5	3.8	3.6
	Result from the Write-off of Permanent Assets	14.2	7.9	7.1
	Result from the Write-off of Permanent Assets	9.1	11.5	12.4
	Result from the Write-off of Permanent Assets	31.0	31.0	31.0
	Result from the Write-off of Permanent Assets	13.1	3.5	7.8
	Other Expenses/Revenues with no Cash Effects	21.7	31.4	(3.6)
	Other Expenses/Revenues with no Cash Effects	93.4	107.9	122.7
	Other Expenses/Revenues with no Cash Effects	71.1	(33.4)	(56.5)
(-)	Equity Changes	305.4	94.1	97.3
(=)	Cash Flow from Operating Activities	565.9	741.0	754.1

INVESTMENT ACTIVITIES
	Financial Investments	(0.7)	(2.0)	(5.5)
	Investment Suppliers	(81.9)	(211.0)	(103.7)
	Funds from Sales of Permanent Assets	3.7	4.9	6.7
	Investments in Permanent Assets	(415.5)	(357.6)	(282.8)
	Other Investment Flows	10.0	9.9	(13.0)
(=)	Cash Flow from Investment Activities	(484.4)	(555.8)	(398.3)

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(0.9)	(156.6)	(128.6)
	Loans and Financing	(106.6)	278.0	(192.7)
	Loans Obtained	3.7	522.0	6.1
	Loans Paid	(28.9)	(168.0)	(120.4)
	Interest Paid	(81.5)	(76.0)	(78.5)
	Increases in Shareholders' Equity	(0.0)	0.1	0.1
	Other Financing Flows	(20.7)	31.4	1.7
(=)	Cash Flow from Financing Activities	(128.1)	152.9	(319.6)

CASH FLOW OF THE PERIOD		(46.6)	338.0	36.3

	Cash and Cash Equivalents - current balance	418.9	757.0	793.2
	Cash and Cash Equivalents - previous balance	465.5	418.9	757.0
	Variation in Cash and Cash Equivalents	(46.6)	338.0	36.3

Cash flow in 3Q02 was R$36 million	Brasil Telecom operating activities generated R$754.1 million in 3Q02, while investment activities consumed R$398.3 million, being R$282.2 million in Permanent Assets. Cash flow from financial activities was negative in R$319.6 million, resulting in a cash flow of R$36.3 million in 3Q02. Cash position at the end of September was R$793.2 million.

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CORPORATE GOVERNANCE

The best company of the sector in Corporate Governance	In a research held by Institutional Investor magazine and published in the Brazilian September 2002 edition, Brasil Telecom was elected the best company of the Brazilian telecommunication sector in Corporate Governance. The opinion of 132 corporate investors and Brazilian pension fund managers was considered and indicated the best Corporate Governance companies of each sector.

“Troféu Transparência Finalista” (Finalist Transparence Award)	Brasil Telecom was granted the “Finalist Transparence Award”, an award offered by the Brazilian Association of Finance, Administration and Accounting Executives – ANEFAC, by the Foundation Institute of Accounting, Actuarial and Financial Research – FIPECAFI and by SERASA (credit rating agency).

The award is granted to companies selected among the 500 largest and best private companies in Brazil in the areas of trading, industry and services (except financial services) and the 50 largest government-owned companies.

This recognition ratifies Brasil Telecom’s commitment with transparency, quality and information consistency.

STOCK MARKET

Shares Buyback Program	On a meeting held on October 1st, 2002, Brasil Telecom Participações S.A.’s Board of Directors approved a Buyback Program of shares issued by the Company. The acquisition will be valid for 3 months, beginning on October 2, 2002.

The shares should be acquired by the Company to be kept in treasury or to be canceled, or for future sale:
(i) Up to 6,161,061,247 common shares may be purchased by the Company, which corresponds to 10% of the common shares in circulation,
(ii) Up to 21,986,351,094 preferred shares, which corresponds to 10% of the preferred shares in circulation in the market.

The Company has no common or preferred shares in treasury as of September 30, 2002.

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Table 18: Stock Performance

	Closing Price as of Sep/30/02		Performance

					Since
		In 3Q02	In 2002	12 Months	Privatization(1)

Common Shares (BRTP3) (in R$/1,000 shares)	12.79	-14.7%	-28.3%	-8.6%	119.8%
Preferred Shares (BRTP4) (in R$/1,000 shares)	16.83	6.2%	-7.6%	14.5%	46.3%
ADR (BRP) (in US$/ADR)	22.21	-21.5%	-45.4%	-18.3%	-52.7%
Ibovespa (points)	8,623	-22.6%	-36.5%	-18.9%	7.7%
Itel (points)(2)	444	-14.0%	-33.5%	-9.4%	–
IGC (points)(3)	792	-19.6%	-21.7%	-2.7%	–
Dow Jones (points)	7,592	-17.9%	-25.1%	-14.2%	-15.8%

(1)Since the Telebrás System’s Privatization Auction, on July 29th, 1998.
(2)Telecom Index, created on January 2002 with a base of 1,000 points for December 30th, 1999.
(3)Index of Stocks with Differentiated Corporate Governance.

Graph 10: Stock Performance in 3Q02– Bovespa and NYSE
(Base 100 = June 28, 2002)

Table 19: Participation in Indexes

	Ibovespa		Itel		IGC

	May/Aug	Sep/Dec	May/Aug	Sep/Dec	May/Aug	Sep/Dec

BRTP3	0.680%	0.612%	4.260%	3.564%	2.391%	1.995%
BRTP4	2.929%	2.835%	15.680%	16.436%	8.537%	9.597%

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SHAREHOLDERS STRUCTURE

Table 20: Shareholders Structure

Sep/2002	Common	%	Preferred	%	Total	%

Solpart Participações S.A.	70,744,903,659	53.45%	–	–	70,744,903,659	20.09%
ADR	–	–	131,281,215,000	59.71%	131,281,215,000	37.27%
Outros	61,610,612,472	46.55%	88,582,295,944	40.29%	150,192,908,416	42.64%

Total	132,355,516,131	100.0%	219,863,510,944	100.0%	352,219,027,075	100.0%

Jun/2002	Common	%	Preferred	%	Total	%

Solpart Participações S.A.	70,744,903,659	53.45%	–	–	70,744,903,659	20.09%
ADR	–	–	124,164,402,000	56.47%	124,164,402,000	35.25%
Outros	61,610,612,472	46.55%	95,699,108,944	43.53%	157,309,721,416	44.66%

Total	132,355,516,131	100.0%	219,863,510,944	100.0%	352,219,027,075	100.0%

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RECENT DEVELOPMENTS

Telecom Italia	Telecom Italia has reduced its share in Solpart Participações S.A. voting capital (holding of Brasil Telecom Participações S.A.), transferring 18.3% of common shares to Techold and Timepart. Therefore, Telecom Italia’s stake in Solpart voting capital dropped from 37.3% to 19.0%, and Techold and Timepart stakes increased to 19.0% and 62.0%, respectively. Changes were made to Solpart’s Shareholders’ Agreement, and Telecom Italia political rights were temporarily suspended so as to reflect the aforementioned changes. There was no direct or indirect alienation of the control of Brasil Telecom Participações S.A. (holding of Brasil Telecom S.A.), and Solpart’s stake in the capital of that company remained unchanged.

Picture 1: Brasil Telecom’s Corporate Structure

Changes in the Organization	On September 10th, 2002, Brasil Telecom Participações S.A.’s Technical Director, Mr. Sergio Leo, submitted a letter of resignation to the Company.

On September 11th, 2002, directors Mr. Carmelo Furci and Mr. Wilson Quintella and the alternate, Mr. Rogério Cruz Themudo Lessa, resigned their functions.

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The current Board of Directors was elected in the General Shareholders’ Meeting held on April 30th, 2002 and shall remain in office until the General Shareholders’ Meeting of 2004.

Table 21: Board of Directors

Member	Alternate

Luis Octavio Carvalho da Motta Veiga (President)	Maria Amália Delfim de Melo Coutrim
Verônica Valente Dantas	Danielle Silbergleid Ninio
Arthur Joaquim de Carvalho	Carlos Bernardo Torres Rodenburg
Sérgio Ricardo Silva Rosa	Aloísio Macário Ferreira de Souza

Certification of Compliance for Collection, Registration, Billing, and Invoicing Processes	On September 12th, 2002, Brasil Telecom renewed its Certification of Compliance for Collection, Registration, Billing, and Invoicing Processes. This certificate is part of Anatel’s requirement and was issued by BVQI, a company based in France. The certification shows that all Brasil Telecom customers receive their phone bills with the guarantee of an efficient and effective billing system.

Brasil Telecom launches three new broadband products	On October 15th, 2002, Brasil Telecom announced the launching of three new products geared to the broadband market. The news was presented in the end of October at Futurecom 2002, an annual trade show that gathers the most representative companies in the telecommunications industry.

One of the new products is the Turbo Video, which enables customers to access the Internet, use the phone, and watch videos with DVD quality (on TV or on the computer) through a single ADSL connection. With the Turbo Video, users can access, through the phone line, both entertainment (films, shows, TV programs) and educational content, which also enables e-learning and telemedicine applications.

Another Brasil Telecom’s new product is the Turbo Wireless, which enables high-speed wireless Internet access. With only one card inserted in the laptop, customers can access the Internet or their companies’ private networks in airports, hotels, shopping malls, or from anywhere else where the service is available.

The third news is Vetor, a broadband solution for the corporate market that offers multimedia applications for virtual private networks (IPVPN). With Vetor, companies can reduce their costs by up to 20% and obtain bandwidth 5 to 10 times larger than traditional data transmission solutions.

Abrasca Award – Best 2001 Annual Report	On a ceremony held on October 29th, at Bovespa’s headquarters, Brasil Telecom won second place for the Abrasca Award – Best Annual Report – 2002 Edition. From a maximum score of 100 points, Brasil Telecom’s 2001 Annual Report scored 95, surpassing by 11 points the 2000 Annual Report, which won fifth place.

This Award recognizes Brasil Telecom’s commitment to continuously improve the information released to the market.

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Executive of the Year Award	Carla Cico, Brasil Telecom S.A.’s CEO, was chosen Executive of year, award granted by ANEFAC, being the first woman to receive this award. ANEFAC established the ‘Executive of the Year’ award in 1985, with the objective of recognizing executives with corporate participation, dedication and leadership attributes.

Factors that contributed to the choice include Brasil Telecom’s finalist position for the 2002 Transparency Trophy and the Company’s initiatives in sporting, cultural and social events, which contribute to the development of the country.

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MAIN INDICATORS

Table 22: Evolution of Operating and Financial Indicators

PLANT	3Q01	4Q01	1Q02	2Q02	3Q02

Lines installed (thousand)	9,864	10,015	10,442	10,505	10,544
Additional lines installed (thousand)	26	151	427	63	40

Lines in service - LIS (thousand)	8,368	8,638	8,855	8,940	9,228
Residential (thousand)	6,046	6,281	6,489	6,529	6,695
Non-residential (thousand)	1,529	1,540	1,538	1,530	1,556
Public phones (thousand)	273	286	290	291	290
Pre-paid (thousand)	-	-	-	59	145
Other (including PBX) (thousand)	520	531	538	531	542
Additional lines in service (thousand)	157	270	217	85	288
Average lines in service (thousand)	8,290	8,503	8,746	8,897	9,084

Utilization rate	84.8%	86.3%	84.8%	85.1%	87.5%

Teledensity (LIS/100 inhabitants)	20.9	21.5	22.0	22.0	22.6

ADSL lines sold (thousand)	25.8	40.6	65.1	101.5	118.3
ADSL lines in service (thousand)	21.7	34.4	54.8	89.8	108.4

TRAFFIC	3Q01	4Q01	1Q02	2Q02	3Q02

Exceeding local pulses (million)	3,469	3,493	3,153	3,312	3,298

Domestic long distance - DLD (million minutes)	1,435	1,424	1,647	1,924	1,922

Fixed-mobile (million minutes)	986	1,074	1,023	1,086	1,111
VC-1 (million minutes)	903.3	990.0	937.9	979.2	1,000.5
VC-2 (million minutes)	72.9	74.0	74.2	94.9	98.7
VC-3 (million minutes)	9.5	9.8	10.5	12.2	12.1

PRODUCTIVITY	3Q01	4Q01	1Q02	2Q02	3Q02

Nº of employees	9,454	7,890	7,118	6,129	5,781
Average nº of employees	9,949	8,672	7,633	6,624	5,955
LIS/employee	885	1,095	1,244	1,459	1,596

Net revenue/average nº of employees/month (R$ thousand)	52.8	62.8	71.6	87.5	101.9
EBITDA/average nº of employees/month (R$ thousand)	25.0	28.7	31.9	41.4	48.1
Net earnings/average nº of employees/month (R$ thousand)	3.2	2.3	3.1	6.2	6.7

Exceeding local pulses/average LIS/month	139.5	136.9	120.2	124.1	121.0
DLD minutes/average LIS/month	57.7	55.8	62.8	72.1	70.5
Fixed-mobile minutes/average LIS/month	39.6	42.1	39.0	40.7	40.8

Net revenue/average LIS/month (R$)	63.4	64.1	62.4	65.1	66.8
EBITDA/average LIS/month (R$)	30.0	29.3	27.9	30.8	31.5
Net earnings/average LIS/month (R$)	3.9	2.3	2.7	4.6	4.4

QUALITY	3Q01	4Q01	1Q02	2Q02	3Q02

Quality goals achieved	34/35/34	34/35/35	33/33/32	33/35/35	35/35/35

Digitization rate	96.5%	97.3%	98.3%	98.7%	98.8%

PROFITABILITY	3Q01	4Q01	1Q02	2Q02	3Q02

EBITDA margin	47.3%	45.7%	44.6%	47.3%	47.2%

Net margin	6.1%	3.7%	4.3%	7.1%	6.6%

Return on equity - ROE	1.5%	1.0%	1.2%	2.0%	1.9%

CAPITAL STRUCTURE	3Q01	4Q01	1Q02	2Q02	3Q02

Total debt (R$ million)	3,052	3,148	3,146	3,571	3,563
Dívida de curto prazo	327	449	529	501	512
Dívida de longo prazo	2,725	2,699	2,617	3,070	3,050

Net debt (R$ million)	2,526	2,683	2,727	2,814	2,770

Shareholders' equity (R$ million)	6,278	6,001	6,072	6,079	6,199

Net debt/shareholders' equity	40.2%	44.7%	44.9%	46.3%	44.7%

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NEXT EVENTS

Conference Call: 3Q02 Results

Phone: (1 719) 457-2600
Date: November 8th (Friday)
Time: 9 a.m. Eastern time

ABAMEC–CO: 3Q02 Results
Place:	Bonaparte Hotel Residence – Salão Ouro
Setor Hoteleiro Sul – Quadra 2, Bloco J – Brasília, Brazil
Date: November 20th(Wednesday)
Time: 5 p.m. Brasília time

IR CONTACTS

Renata Fontes	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Shay Chor	Phone: (55 61) 415-1291	shay@brasiltelecom.com.br
Flávia de Oliveira	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br

MEDIA CONTACTS

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com

This document contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer